Exhibit 99.1

2Q19 Earnings Release

August 14th, 2019

investors.stone.co

 StoneCo Reports Second Quarter 2019 Financial Results

São Paulo, Brazil, August 14, 2019 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reported its financial results for the second quarter of 2019.

To our shareholders:

In the second quarter of 2019, we accelerated the Company’s growth while advancing our strategy of building a complete ecosystem for merchants, combining technology and high-level service to offer payments, banking, credit and software to our clients.

Our results demonstrate that we have a solid relationship with our clients based on our value proposition, and we are able to maintain this during times in which the industry is solely focused on prices. As a result of higher investments in our operations, we added a record number of net new clients in the second quarter and continue to gain market share while maintaining a stable take rate.

Our long-term vision is to offer merchants a wide array of services they need to start, run and grow their businesses, either online or offline. We are building an ecosystem of solutions that range from financial services and management software to tools that enhance merchants' ability to sell online, as well as operational support such as last-mile logistics.

Finally, in addition to our ongoing success in the SMB market, we are very excited to announce that we are entering the large and growing micro-merchant space through a Joint Venture with Grupo Globo, the largest media conglomerate in Brazil. The Joint Venture will combine Stone’s technology and payments experience with Grupo Globo’s deep expertise in media and marketing.

Thank you for your continued support,

Thiago Piau, CEO

Operating and Financial Highlights

Main Operating and Financial Metrics	2Q19	2Q18	Δ	1H19	1H18	Δ
TPV (R$ billions)	29.8	18.5	60.6%	56.2	35.1	60.3%
Active Clients (thousands)	360.2	200.6	79.5%	360.2	200.6	79.5%
Period Net Additions (thousands)	50.5	39.9	26.5%	91.1	69.4	31.3%
Take Rate	1.85%	1.86%	(0.01 p.p.)	1.85%	1.77%	0.08 p.p.
Total Revenue and Income (R$ millions)	586.2	347.7	68.6%	1,122.0	635.7	76.5%
Adjusted Net Income (R$ millions)	194.0	71.1	172.8%	380.3	97.6	289.5%
Adjusted Net Margin	33.1%	20.5%	12.6 p.p.	33.9%	15.4%	18.5 p.p.

Total Revenue and Income

+68.6%

Total Revenue and Income was R$586.2 million, an increase of 68.6% year over year

Net Addition of Active Clients

50.5 K

Total Active Clients were 360.2 thousand, an increase of 79.5% year over year, with a record net addition of 50.5 thousand clients in 2Q19

Adjusted Net Income

R$ 194.0 MM

an increase of 172.8% year over year

Adjusted Net Margin

33.1%

an increase of 12.6 percentage points year over year

Net Income

R$ 171.9 MM

an increase of 172.7% year over year

Net Margin

29.3%

an increase of 11.2 percentage points year over year

Total Payment Volume (TPV)

R$ 29.8 BN

up 60.6% or R$11.2 billion year over year

Take Rate

1.85%

roughly stable vs 1Q19 and 2Q18

Important Developments for Our Strategy Roadmap in 2Q19

Acquiring, Banking and Credit

We have surpassed R$100 billion in TPV in the last 12 months, achieving approximately 7% market share of the acquiring market in Brazil.

Despite our larger scale, our growth accelerated in 2Q19, with strong increase in TPV and revenue, as well as a record Net Addition of Active Clients, which has grown continuously in each month of the quarter.

Our Active Client Base continues to expand, both in cities where we have longstanding presence and in less mature cities. As an example, in 2019 YTD, the market share in our 30 more mature cities have increased by more than 20%, while the market share in our 30 less mature cities has increased by 5 times.

Charts 1 and 2: Market Share Growth in Cities Where Stone is Present (in number of merchants, indexed to 100)1

Given the strong performance of our business in 2019 and the huge opportunities in front of us, we have increased investments in our operations.

The opportunity to provide funding to SMBs – either through prepayment or credit – is huge. Our credit solution is ramping-up fast and exceeding our expectations. Since we started offering credit solutions in March 2019, we have already provided loans to more than 3,000 clients as of July with a total disbursed volume exceeding R$50 million. We believe we have around 1% market share in this specific offering in Brazil.

[1]	More mature cities are the 30 largest market shares Stone had in Jan/17. Less mature cities are the 30 lowest market shares in Dec/18. Market share estimate based on Neoway database for total merchants in each city.

Chart 3: Number of Clients with Credit	Chart 4: Evolution in Number of Credit Clients Within 2Q19

We also recently obtained a license from the Central Bank to offer credit ("SCD") using our equity, which gives us more flexibility to grow our credit offering in the future.

We continue to expand our banking pilot, testing new features and services with a growing number of accounts. At the end of the second quarter, we had more than 10,000 open accounts, despite having not yet officially launched the platform. Customer feedback to date has been strongly positive. The banking platform is a strategic priority for us, and we will continue to invest with discipline in this high-growth opportunity. We are focused on building out this solution by adding new features to provide a better and more comprehensive experience for our clients.

Software

Our software strategy, which is aimed at providing tools to help our clients better manage their businesses and increase their sales, is progressing as expected. These solutions create opportunities for more engagement with our clients, deepening our relationship with them and creating greater client stickiness.

During the second quarter of 2019, we began the roll-out of some of our software solutions in our hubs all over Brazil. We have seen strong traction in those solutions, adding hundreds of new clients every day.

Overall, the number of subscribed clients in software has grown quickly, from approximately 32,000 in 1Q19 to approximately 70,000 in July 2019. This growth has been almost entirely organic.

In addition to our food service and small retail verticals, we recently entered the beauty salon segment, with an omnichannel, cloud-based scheduling and management software platform.

Joint Venture with Grupo Globo in the Micro-Merchant Space

Since the fourth quarter of 2018, Stone has been testing a solution for micro-merchants, who have been increasingly adopting card-based payments in Brazil. There are over 21 million micro-merchants2 in the country. A significant number of them are unbanked and have a low penetration of card-based transactions, representing a significant greenfield opportunity. Addressing this opportunity requires significant investments in media and, most importantly, deep knowledge and expertise in marketing and advertising.

On July 30th, Stone announced a partnership with Grupo Globo to create a heavyweight financial technology player focused on serving micro-merchants. This Joint Venture (JV) brings together the vast media and marketing know-how of Brazil's largest media group with Stone's expertise in technology, payments and financial services, as well as its execution capabilities. The JV will be owned 33% by Grupo Globo and 67% by Stone. The transaction is subject to certain conditions, including approval by the anti-trust authorities.

Caio Fiuza will move from his current role of Director of Operations at Stone into the role of CEO for the JV. Stone will appoint a dedicated team from its talent pool to focus on this new endeavor.

In addition to its complementary knowledge and expertise, Grupo Globo will contribute with an upfront investment equivalent to a market value of R$461 million in media, while Stone will provide its technology and payment processing capabilities, operational support and management resources, as well as R$50 million in cash.

Through its diversified media properties, Grupo Globo reaches more than 100 million unique Brazilians daily, almost half of the country's population. Grupo Globo controls the country's leading free-to-air television network, the country's largest portfolio of pay-TV networks, and leading digital assets. Its internet business is the top source of local and international news, sports and entertainment content in Brazil.

"The partnership with Stone will give us the opportunity to join forces and create a showcase in financial services that is powered by our wide reach and deep knowledge of the Brazilian customer," said Jorge Nobrega, CEO of Grupo Globo.

"We welcome our new partners and feel very confident in addressing this opportunity together with the dedicated and high-quality team at Grupo Globo," said Thiago Piau, CEO of Stone.

[2]	Comprising only autonomous self-employed workers, both independent informal entrepreneurs “PFs” as well as formal micro-businesses “MEIs”.

Exhbit 1: Stone Partnering with Grupo Globo

GRUPO GLOBO

- Group with over 90 years of expertise in media
- Largest content producer in Brazil
- Largest broadcast television network, reaching 98% of Brazilian cities
- High penetration on micro-merchants
- Equivalent to R$ 461 million investment in media to the JV

MEDIA
VALUE ADDED SOLUTIONS
OPERATING ASSETS
TECHNOLOGY

stone co.

- Largest independent merchant acquirer in Brazil
- Management with over 20 years of expertise in payments
- Best-in-class NPS
- 360,200 active clients
- ~R$ 30 billion of TPV in 2Q19
- Strong profitability
- Operating assets including end-to-end technology platform and best-in-class customer service

DISRUPTIVE COMBINATION TO SERVE MICRO-MERCHANTS

Operating and Financial Metrics

Table 1: Operating Metrics

Main Operating and Financial Metrics	2Q19	2Q18	Δ	1H19	1H18	Δ
TPV (R$ billions)	29.8	18.5	60.6%	56.2	35.1	60.3%
Active Clients (thousands)	360.2	200.6	79.5%	360.2	200.6	79.5%
Period Net Additions (thousands)	50.5	39.9	26.5%	91.1	69.4	31.3%
Take Rate	1.85%	1.86%	(0.01 p.p.)	1.85%	1.77%	0.08 p.p.

Our performance exceeded our expectations in the second quarter of 2019. At the beginning of the quarter, we began increasing investments in our operations, especially in our hub and software strategies. Those investments have already started showing results, with growth performance improving in each month of the second quarter.

We are pleased to see accelerating growth in our business in 2Q19, in particular:

•	Total Payment Volume (TPV) was R$29.8 billion, a 60.6% increase from the prior-year period, with accelerated growth rate despite a tougher comparable quarter in 2Q18.

•	Total Active Clients reached 360,200. Our Net Addition of Active Clients was a record of 50,500 in 2Q19, compared with 40,600 added in 1Q19, representing a strong acceleration in Net Addition of SMB clients. Given this positive trend in the quarter, and our incremental investments in our operations, we expect Net Additions to remain strong throughout the year. Additionally, we believe the new Joint Venture with Grupo Globo will soon start contributing to Net Additions as we reach out to autonomous workers and micro-merchants.

Chart 5: Active Client Base (Thousands)	Chart 6: Net Additions of Active Clients per Quarter (Thousands)	Chart 7: Net Additions of Active Clients per Month (Thousands)

Our Take Rate in the quarter was roughly stable at 1.85%. Even though many in our industry seem solely focused on prices, we continue to build relationships and win new clients based on our strong value proposition.

Chart 8: Evolution of Take Rate

Table 2: Quarterly Statement of Profit or Loss

Income Statement (R$mm)	2Q19	% Rev.	2Q18	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	177.3	30.2%	113.9	32.7%	55.7%	(2.5 p.p.)
Net revenue from subscription services and equipment rental	74.6	12.7%	46.5	13.4%	60.3%	(0.7 p.p.)
Financial income	297.2	50.7%	183.5	52.8%	62.0%	(2.1 p.p.)
Other financial income	37.1	6.3%	3.8	1.1%	879.0%	5.2 p.p.
Total revenue and income	586.2	100.0%	347.7	100.0%	68.6%	0.0 p.p.
Cost of services	(100.8)	(17.2%)	(70.2)	(20.2%)	43.5%	3.0 p.p.
Administrative expenses	(77.4)	(13.2%)	(58.4)	(16.8%)	32.4%	3.6 p.p.
Selling expenses	(87.3)	(14.9%)	(43.7)	(12.6%)	99.5%	(2.3 p.p.)
Financial expenses, net	(78.8)	(13.4%)	(74.0)	(21.3%)	6.4%	7.9 p.p.
Other operating income (expense), net	(32.3)	(5.5%)	(15.7)	(4.5%)	106.3%	(1.0 p.p.)
(Loss) Income from investment in associates	(0.5)	(0.1%)	(0.3)	(0.1%)	107.5%	(0.0 p.p.)
Profit before income taxes	209.1	35.7%	85.3	24.5%	145.1%	11.1 p.p.
Income tax and social contribution	(37.3)	(6.4%)	(22.3)	(6.4%)	67.2%	0.1 p.p.
Net income for the period	171.9	29.3%	63.0	18.1%	172.7%	11.2 p.p.

Adjusted Net Income	194.0	33.1%	71.1	20.5%	172.8%	12.6 p.p.

Table 3: Semesterly Statement of Profit or Loss

Income Statement (R$mm)	1H19	% Rev.	1H18	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	346.0	30.8%	204.1	32.1%	69.5%	(1.3 p.p.)
Net revenue from subscription services and equipment rental	145.8	13.0%	85.0	13.4%	71.5%	(0.4 p.p.)
Financial income	548.6	48.9%	333.1	52.4%	64.7%	(3.5 p.p.)
Other financial income	81.5	7.3%	13.6	2.1%	500.6%	5.1 p.p.
Total revenue and income	1,122.0	100.0%	635.7	100.0%	76.5%	0.0 p.p.
Cost of services	(186.2)	(16.6%)	(141.1)	(22.2%)	32.0%	5.6 p.p.
Administrative expenses	(142.1)	(12.7%)	(117.4)	(18.5%)	21.1%	5.8 p.p.
Selling expenses	(150.0)	(13.4%)	(81.4)	(12.8%)	84.2%	(0.6 p.p.)
Financial expenses, net	(145.4)	(13.0%)	(142.6)	(22.4%)	2.0%	9.5 p.p.
Other operating income (expense), net	(43.8)	(3.9%)	(20.8)	(3.3%)	110.5%	(0.6 p.p.)
(Loss) Income from investment in associates	(0.5)	(0.0%)	(0.4)	(0.1%)	39.9%	0.0 p.p.
Profit before income taxes	454.0	40.5%	132.1	20.8%	243.6%	19.7 p.p.
Income tax and social contribution	(105.1)	(9.4%)	(44.4)	(7.0%)	136.5%	(2.4 p.p.)
Net income for the period	348.9	31.1%	87.7	13.8%	297.8%	17.3 p.p.

Adjusted Net Income	380.3	33.9%	97.6	15.4%	289.5%	18.5 p.p.

Total Revenue and Income

Total Revenue and Income was R$586.2 million in the second quarter of 2019, an increase of 68.6% from R$347.7 million in the second quarter of 2018. Total Revenue and Income growth was driven primarily by the 60.6% increase in TPV.

Chart 9: Total Revenue and Income (Quarter)	Chart 10: Total Revenue and Income (Semester)

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$177.3 million in the second quarter of 2019, an increase of 55.7%, compared with the second quarter of 2018. This increase was primarily due to the R$11.2 billion growth in TPV year over year.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$74.6 million in the second quarter of 2019, 60.3% above the second quarter of 2018. This increase was primarily due to the higher number of SMB active clients.

Financial Income

Financial Income was R$297.2 million in the second quarter of 2019, an increase of 62.0% year over year, primarily because of the 60.6% growth in TPV year over year combined with a higher prepayment penetration in Stone’s volumes.

Other Financial Income

Other Financial Income was R$37.1 million in the second quarter of 2019, an increase of R$33.3 million compared with the second quarter of 2018. This increase was mainly due to the interest income from the IPO proceeds on Stone’s cash balance and short-term investments.

Costs and Expenses

As a consequence of higher investments in the operation, Operating Costs and Expenses as a percentage of Total Revenue and Income increased to 45.3% from 39.7% in the first quarter of 2019.

Chart 11: Operating Leverage*

Cost of Services

Cost of Services was R$100.8 million or 17.2% of Total Revenue and Income in 2Q19. This represented an increase of 3.0 percentage points in positive operating leverage versus 2Q18, mainly due to efficiency gains related to the Company’s proprietary operating platform and human resources.

Compared to 1Q19, Cost of Services increased as a percentage of Total Revenue and Income to 17.2% from 15.9%, mainly due to higher logistics and customer service expenses, as the Company increased its investments in its operations, and higher provisions and losses.

Administrative Expenses

Administrative Expenses were R$77.4 million in the second quarter of 2019, up 32.4% year over year. As a percentage of Total Revenue and Income, Administrative Expenses were 3.6 percentage points down, as the Company gains positive operating leverage from its personnel and facilities expenses.

Compared with 1Q19, Administrative Expenses increased by 1.1 percentage point, mainly because of higher Third-Party Services and Travel Expenses, related to our annual sales convention, that brought together our sales, customer service and logistics teams.

Selling Expenses

Selling Expenses were R$87.3 million in the quarter, an increase of 99.5% versus 2Q18, mainly due to higher personnel expenses. Compared with 1Q19, Selling Expenses increased to 14.9% of Total Revenue and Income from 11.7%, mainly related to the hiring of new sales people, based on the Company’s strategy to increase investments in the operation.

Costs and Expenses

Financial Expenses, Net

Financial Expenses, Net were R$78.8 million in the second quarter of 2019, an increase of 6.4%, compared with 2Q18. This increase was mainly due to higher prepayment volumes, which were mostly offset by higher use of cash to fund our prepayment operations. Financial Expenses, Net as a percentage of Financial Income decreased to 26.5% in the second quarter of 2019 compared with 40.3% in the second quarter of 2018. This reduction occurred due to the combination of (i) a higher financial income and (ii) a lower cost of funds due to lower base rate, cheaper funding sources, and use of a higher amount of Company cash to fund prepayment operations.

Financial Expenses, Net, increased 18.2% versus 1Q19, in line with Financial Income growth.

Other Operating Expenses, Net

Other Operating Expenses, Net were R$32.3 million in the second quarter of 2019, an increase of R$16.7 million from the second quarter of 2018. This increase was mainly driven by share-based compensation expenses in the amount of R$28.4 million, related to (i) one-time IPO grants, which are booked over time, according to the different vesting periods of each grant and (ii) follow-on acceleration of vesting. These awards are equity classified and the majority are subject to performance conditions.

Profit Before Income Taxes

Profit Before Income Taxes was R$209.1 million in the second quarter of 2019, representing 145.1% growth year over year, with a pre-tax margin of 35.7% compared with 24.5% in the second quarter of 2018. This improvement was mainly related to the increase in Total Revenue and Income in addition to operating leverage in Cost of Services, Administrative Expenses and Financial Expenses.

Income Tax and Social Contribution

During the second quarter of 2019, the Company incurred R$37.3 million in Income Tax and Social Contribution expenses, or a 17.8% effective tax rate, compared with a 27.7% tax rate in 1Q19. The lower tax rate is mainly due to IOC tax benefits (Juros Sobre Capital Próprio) and R&D expenses (such as Lei do Bem).

Net Income

Adjusted Net Income was R$194.0 million in the second quarter of 2019, with a margin of 33.1%, compared with R$71.1 million and a margin of 20.5% in the second quarter of 2018. The main factors that contributed to the growth in Adjusted Net Income were: (i) increase in Total Revenue and Income, primarily due to higher TPV; (ii) operating leverage in Cost of Services and Administrative Expenses; and (iii) reduced cost of funds, as the Company switched to cheaper funding and increased the use of Company cash to fund the prepayment operation.

Chart 12: Adjusted Net Income in the Quarter (R$mm)	Chart 13: Adjusted Net Margin in the Quarter

Chart 14: Adjusted Net Income in the Semester (R$mm)	Chart 15: Adjusted Net Margin in the Semester

Net Income was R$171.9 million in 2Q19, compared with Net Income of R$63.0 million in 2Q18. Net Margin increased 11.2 percentage points to 29.3% year over year in the second quarter of 2019. This improvement was mainly due to the operating leverage of 4.3 percentage points in the quarter, combined with a reduction of 7.9 percentage points in Financial Expenses, Net, as a percentage of Total Revenue and Income.

Reconciliation of Net Income to Adjusted Net Income

Table 4: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	2Q19	% Rev.	2Q18	% Rev.	Δ %	Δ p.p.
Net income for the period	171.9	29.3%	63.0	18.1%	172.7%	11.2 p.p.
Share-based compensation expenses (1)	28.4	4.8%	0.0	0.0%	n.a.	4.8 p.p.
Amortization of fair value adjustment (2)	4.3	0.7%	2.8	0.8%	54.9%	(0.1 p.p.)
One-time impairment charges (3)	0.0	0.0%	8.4	2.4%	(100.0%)	(2.4 p.p.)
Tax effect on adjustments	(10.5)	(1.8%)	(3.1)	(0.9%)	236.9%	(0.9 p.p.)
Adjusted net income	194.0	33.1%	71.1	20.5%	172.8%	12.6 p.p.

Table 5: Adjusted Net Income Reconciliation (Semester)

Net Income Bridge (R$mm)	1H19	% Rev.	1H18	% Rev.	Δ %	Δ p.p.
Net income for the period	348.9	31.1%	87.7	13.8%	297.8%	17.3 p.p.
Share-based compensation expenses (1)	38.5	3.4%	0.0	0.0%	n.a.	3.4 p.p.
Amortization of fair value adjustment (2)	8.1	0.7%	5.5	0.9%	46.2%	(0.1 p.p.)
One-time impairment charges (3)	0.0	0.0%	8.4	1.3%	(100.0%)	(1.3 p.p.)
Tax effect on adjustments	(15.2)	(1.4%)	(4.1)	(0.6%)	273.9%	(0.7 p.p.)
Adjusted net income	380.3	33.9%	97.6	15.4%	289.5%	18.5 p.p.

1.	Consists of expenses related to the vesting of share-based compensation.

2.	On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the EdB acquisition.

3.	Consists of (i) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million in 2Q18, and (ii) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for 2Q18.

Cash Flow

Note on the impact of different funding sources in operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Issuance of FIDC senior quotas[3]: when the Company launches a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations.

Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar the issuance of FIDC senior quotas.

Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

[3]	Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

    Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for 2Q19 was R$1,883.6 million, primarily as a result of:

•	Net Income of R$171.9 million, combined with non-cash expenses consisting primarily of (i) Deferred Income Tax Expenses of R$35.7 million; (ii) Depreciation and Amortization of R$34.1 million; (iii) Other Financial Costs and Foreign Exchange, net of R$28.9 million; (iv) Allowance for Doubtful Accounts of R$15.7 million, and (v) Share Based Payment Expenses of R$8.9 million. The total amount of adjustments to Net Income from non-cash items in the three months ended June 30, 2019 was R$111.0 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$2,166.5 million, principally due to:

i.	an increase in the balance of Accounts Receivable from Card Issuers, which led to negative cash flows of R$2,128.2 million; a decrease in Accounts Payable to Clients of R$228.4 million; Interest Paid of R$66.1 million; an increase in Recoverable Taxes of R$56.9 million; and Income Tax Paid in the amount of R$41.4 million;

ii.	The impact of these factors was partially offset by Interest Income Received, Net of Costs of R$313.2 million and an increase in Taxes Payable in the amount of R$76.1 million.

•	The negative cash flow from the increase in Accounts Receivable from Card Issuers was mainly related to: (i) the increase in TPV, which naturally increases the Accounts Receivable from Card Issuers and also the Accounts Payable to Clients and, especially, (ii) the change of funding mix for the prepayment operation by decreasing the amount of receivables sold to financial institutions and increasing the use of debt capital market structures, such as FIDCs, debentures and loans, which are not deducted from Accounts Receivable from Card Issuers. During the second quarter, we raised a new series of FIDC in the market in the amount of R$1.62 billion, in addition to a new debenture in the total amount of R$400 million (R$250 million liquidated in the second quarter and R$150 million liquidated in the third quarter).

Net Cash Used in Operating Activities for 2Q18 was R$138.1 million, primarily as a result of:

•	Net Income of R$63.0 million, combined with non-cash expenses consisting primarily of (i) Other Financial Costs and Foreign Exchange, Net of R$35.1 million; (ii) Depreciation and Amortization of R$22.7 million; and (iii) Loss on Disposal of Property, Equipment and Intangible Assets in the amount of R$9.5 million. The total amount of adjustments to Net Income from non-cash items in the three months ended June 30, 2018 was R$70.2 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$271.3 million, mainly due to:

    Cash Flow

i.	An increase in Accounts Receivable from Card Issuers which led to negative cash flows of R$256.2 million; Interest Paid in the amount of R$75.5 million; an increase in Recoverable Taxes of R$53.9 million; and a decrease in Accounts Payable to Clients in the amount of R$51.4 million.

ii.	All of the above were partially offset by Interest Income Received, Net of Costs in the amount of R$131.1 million and an increase in Taxes Payable of R$43.8 million.

Adjusted Net Cash Provided by Operating Activities

Because of the nature of the prepayment business and dynamics of the sale of receivables in Brazil, Stone management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities, a non-IFRS metric. This metric excludes three working capital adjustments4 shown in our Consolidated Statement of Cash Flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; and (iii) the Interest Income Received, Net of Costs, which is shown separately in our Cash Flow Statement but is directly linked to the change in our Accounts Receivable from Card Issuers and Accounts Payable to Clients in our balance sheet.

Table 6: Adjusted Net Cash Provided by Operating Activities

Adjusted Net Cash Provided by Operating Activities (R$mm)	2Q19	2Q18	1H19	1H18
Net cash used in operating activities	(1,883.6)	(138.1)	(2,178.5)	(373.0)
(-) Adjustments in operating activities:
Accounts receivable from card issuers	2,128.2	256.2	3,302.8	683.4
Accounts payable to clients	228.4	51.4	(241.4)	32.1
Interest income received, net of costs	(313.2)	(131.1)	(547.9)	(217.3)
(=) Adjusted net cash provided by operating activities	159.6	38.4	335.0	125.2

In 2Q19 Net Cash Used in Operating Activities was R$ 1,883.6 million. Excluding the effect of changes in Accounts Receivables from Card Issuers of R$2,128.2 million, changes in Accounts Payable to Clients of R$228.4 million and Interest Income Received, Net of Costs, of R$313.2 million, our Adjusted Net Cash Provided by Operating Activities was R$159.6 million, compared with R$38.4 million in 2Q18.

The R$313.2 million Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

[4]	Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. Originally, the Company received from issuing banks first, and only then paid its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option itself to sell the receivables from card issuers related to those payables in order to meet such working capital requirements. The combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources in operating and financing cash flows” at the beginning of the Cash Flow section. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally.

    Cash Flow

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities was R$104.7 million for 2Q19, compared with R$46.9 million of Net Cash Used in Investing Activities in 2Q18. Net Cash Used in Investing Activities for 2Q19 was primarily driven by (i) Purchases of Property and Equipment of R$62.4 million related mainly to POS purchases, (ii) Acquisition of Short-term Investments, net of R$18.8 million; and (iii) Purchases and Development of Intangible Assets of R$17.7 million mainly due to Development.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities was R$2,063.2 million for 2Q19, compared with R$4.9 million for 2Q18. Net Cash Provided by Financing Activities for 2Q19 was mainly driven by (i) R$1.62 billion raised by FIDC AR II; and (ii) R$450 million from borrowing proceeds, comprising R$250 million from a new Debenture raised by the Company in the total amount of R$400 million (R$250 million liquidated in 2Q19 and R$150 million in 3Q19) and R$200 million from the issuance of a CCB (Cédula de Crédito Bancário).

Adjusted Free Cash Flow

The Company defines Adjusted Free Cash Flow, a non-IFRS metric, as Net Cash Provided by/ (Used in) Operating Activities, reduced by Purchases of Property and Equipment, Purchases and Development of Intangible Assets, less the effects from working capital adjustments related to changes in Accounts Receivable from Card Issuers and Accounts Payable to Clients mentioned in the section “Adjusted Net Cash Provided by / (Used in) Operating Activities” above.

The Company generated R$79.6 million of Adjusted Free Cash Flow in 2Q19, compared to negative Adjusted Free Cash Flow of R$12.8 million in 2Q18, as shown in the table below.

Table 7: Adjusted Free Cash Flow

Reconciliation of Adjusted Free Cash Flow (R$mm)	2Q19	2Q18	1H19	1H18
Net cash used in operating activities	(1,883.6)	(138.1)	(2,178.5)	(373.0)

(-) Adjustments in operating activities:
Accounts receivable from card issuers	2,128.2	256.2	3,302.8	683.4
Accounts payable to clients	228.4	51.4	(241.4)	32.1
Interest income received, net of costs	(313.2)	(131.1)	(547.9)	(217.3)

Purchases of property and equipment	(62.4)	(37.6)	(117.0)	(92.5)
Purchases and development of intangible assets	(17.7)	(13.6)	(29.7)	(24.3)

Adjusted free cash flow (R$mn)	79.6	(12.8)	188.3	8.4

The main reason for the increase in Adjusted Free Cash Flow in 2Q19 compared with 2Q18 was the improvement in our Adjusted Net Income to R$171.9 million in 2Q19 from R$63.0 million in 2Q18, and despite higher cash outflows from Income Tax Paid, Labor and Social Security Liabilities and Other Accounts Receivable.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash/(Debt), a non-IFRS metric. It consists of our Cash and Cash Equivalents, plus Short-term Investments and Accounts Receivable from Card Issuers, reduced by Accounts Payable to Clients, Loans and Financing and Obligations to FIDC Senior Quota Holders.

As of June 30, 2019, the Company´s Adjusted Net Cash position was R$4,632.9 million, compared with R$4,480.0 million on December 31, 2018, an increase of R$152.9 million. This increase was related to the R$3,071.3 million higher Adjusted Cash, partially offset by the R$2,918.4 million higher Adjusted Debt. Higher Adjusted Cash was mainly due to an increase of R$3,274.3 million in Accounts Receivable from Card Issuers, and the increase in Adjusted Debt was mainly due to higher Obligations to FIDC senior quota holders of R$1,627.9 million, as the Company raised a new FIDC series in the market.

Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mm)	2Q19	4Q18
Cash and cash equivalents	160.6	297.9
Short-term investments	2,704.8	2,770.6
Accounts receivable from card issuers	12,518.9	9,244.6
Adjusted Cash	15,384.4	12,313.1

Accounts payable to clients	(5,796.0)	(4,996.1)
Loans and financing	(1,253.0)	(762.5)
Obligations to FIDC senior quota holders	(3,702.4)	(2,074.6)
Adjusted Debt	(10,751.5)	(7,833.1)

Adjusted Net Cash	4,632.9	4,480.0

Other Information

Conference Call

Stone will discuss its second quarter financial results during a teleconference today, August 14, 2019, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations

investors@stone.com.br

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circum- stances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Free Cash Flow and Adjusted Net Cash / (Debt).

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its core operating performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) one-off gains and (5) tax expense relating to the foregoing adjustments

Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash / (Debt) metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, and (iii) Debt balances, due to the nature of Stone’s business and prepayment operation.

Unaudited Consolidated Statement of Profit or Loss

Table 9: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	2Q19	2Q18	1H19	1H18
Net revenue from transaction activities and other services	177.3	113.9	346.0	204.1
Net revenue from subscription services and equipment rental	74.6	46.5	145.8	85.0
Financial income	297.2	183.5	548.6	333.1
Other financial income	37.1	3.8	81.5	13.6
Total revenue and income	586.2	347.7	1,122.0	635.7
Cost of services	(100.8)	(70.2)	(186.2)	(141.1)
Administrative expenses	(77.4)	(58.4)	(142.1)	(117.4)
Selling expenses	(87.3)	(43.7)	(150.0)	(81.4)
Financial expenses, net	(78.8)	(74.0)	(145.4)	(142.6)
Other operating income (expense), net	(32.3)	(15.7)	(43.8)	(20.8)
(Loss) income from investment in associates	(0.5)	(0.3)	(0.5)	(0.4)
Profit before income taxes	209.1	85.3	454.0	132.1
Income tax and social contribution	(37.3)	(22.3)	(105.1)	(44.4)
Net income for the period	171.9	63.0	348.9	87.7

Unaudited Consolidated Balance Sheet Statement

Table 10: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mm)	30-Jun-19	31-Dec-18
Assets
Current assets	15,576.5	12,437.8
Cash and cash equivalents	160.6	297.9
Short-term investments	2,704.8	2,770.6
Accounts receivable from card issuers	12,518.9	9,244.6
Trade accounts receivable	52.8	44.6
Recoverable taxes	90.8	56.9
Prepaid expenses	22.6	15.1
Derivative financial instruments	9.1	1.2
Other accounts receivable	16.8	6.9

Non-current assets	999.3	855.4
Receivables from related parties	7.9	8.1
Deferred income tax assets	262.0	262.7
Other accounts receivable	11.0	8.5
Prepaid expenses	0.0	0.0
Investment in associate	19.2	2.2
Property and equipment	375.8	266.3
Intangible assets	323.4	307.7

Total Assets	16,575.7	13,293.2

Liabilities and equity
Current liabilities	8,206.1	6,054.8
Accounts payable to clients	5,796.0	4,996.1
Trade accounts payable	95.6	117.8
Loans and financing	984.3	761.1
Obligations to FIDC senior quota holders	1,139.8	16.6
Labor and social security liabilities	105.1	96.7
Taxes payable	60.8	51.6
Derivative financial instruments	0.8	0.6
Other accounts payable	23.5	14.2

Non-current liabilities	2,936.2	2,145.5
Loans and financing	268.7	1.4
Obligations to FIDC senior quota holders	2,562.6	2,057.9
Deferred income tax liabilities	97.1	80.2
Provision for contingencies	3.0	1.2
Other accounts payable	4.7	4.7

Total liabilities	11,142.3	8,200.2

Equity attributable to owners of the parent	5,434.0	5,093.3
Issued capital	0.1	0.1
Capital reserve	5,368.9	5,351.9
Other comprehensive income	(81.8)	(56.3)
Retained earnings	146.8	(202.3)

Non-controlling interests	(0.5)	(0.3)

Total equity	5,433.5	5,093.0

Total liabilities and equity	16,575.7	13,293.2

Unaudited Consolidated Statement of Cash Flows

Table 11: Unaudited Consolidated Statement of Cash Flows

Cash Flow (R$mm)	2Q19	2Q18	1H19	1H18
Net income for the year	171.9	63.0	348.9	87.7

Adjustments on Net Income:
Depreciation and amortization	34.1	22.7	63.8	40.0
Deferred income tax expenses	35.7	(0.8)	30.4	(5.1)
Loss on investment in associates	0.5	0.3	0.5	0.4
Other financial costs and foreign exchange, net	28.9	35.1	27.3	72.0
Provision of contingencies	0.9	0.2	1.7	0.3
Share based payment expense	8.9	0.0	17.0	0.0
Allowance for doubtful accounts	15.7	3.2	20.2	9.0
Loss on disposal of property, equipment and intangible assets	1.5	9.5	2.9	18.8
Onerous contract	0.0	0.0	0.0	(0.4)
Fair value adjustment to derivatives	(15.2)	0.0	(7.6)	0.0

Working capital adjustments:
Accounts receivable from card issuers	(2,128.2)	(256.2)	(3,302.8)	(683.4)
Receivables from related parties	1.0	10.4	3.0	(1.0)
Recoverable taxes	(56.9)	(53.9)	(59.4)	(59.1)
Prepaid expenses	6.0	(1.4)	(7.6)	(5.9)
Other accounts receivable	(33.3)	(9.2)	(40.1)	(23.1)
Accounts payable to clients	(228.4)	(51.4)	241.4	(32.1)
Taxes payable	76.1	43.8	127.7	51.2
Labor and social security liabilities	(12.6)	10.3	8.3	27.3
Accounts payable to related parties	0.0	(4.0)	0.0	0.0
Provision for contingencies	0.1	(0.0)	0.1	(0.0)
Other liabilities	3.9	(2.6)	(22.6)	6.5
Interest paid	(66.1)	(75.5)	(86.6)	(75.6)
Interest income received, net of costs	313.2	131.1	547.9	217.3
Income tax paid	(41.4)	(12.8)	(92.9)	(17.8)
Net cash used in operating activity	(1,883.6)	(138.1)	(2,178.5)	(373.0)

Investing activities
Purchases of property and equipment	(62.4)	(37.6)	(117.0)	(92.5)
Purchases and development of intangible assets	(17.7)	(13.6)	(29.7)	(24.3)
Proceeds from (acquisition of) short term investments, net	(18.8)	6.7	138.4	(7.4)
Proceeds from the disposal of non-current assets	0.6	(2.1)	0.9	1.1
Acquisition of interest in associates	(6.5)	(0.4)	(7.0)	(0.4)
Net cash used in investing activities	(104.7)	(46.9)	(14.4)	(123.4)

Financing activities
Proceeds from borrowings	450.0	0.0	450.0	0.0
Payment of borrowings	(1.2)	0.7	(1.4)	(0.5)
Proceeds from FIDC senior quota holders	1,620.0	0.0	1,620.0	0.0
Payment of finance leases	(5.4)	(1.6)	(11.4)	(5.3)
Capital increase	0.0	0.0	0.0	3.2
Acquisition of non-controlling interests	(0.2)	5.8	(0.5)	0.0
Net cash provided by (used in) financing activities	2,063.2	4.9	2,056.8	(2.6)

Effect of foreign exchange on cash and cash equivalents	(1.2)	(2.2)	(1.2)	(0.1)
Change in cash and cash equivalents	73.7	(182.3)	(137.3)	(499.1)
Cash and cash equivalents at beginning of period	87.0	325.2	297.9	642.0

Cash and cash equivalents at end of period	160.6	142.9	160.6	142.9